

07007577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 49679 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Okeawers Securities Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow Krause & Co

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
JUN 13 2007
THOMSON FINANCIAL

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 14 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OBERWEIS SECURITIES, INC.

Lisle, Illinois

STATEMENTS OF FINANCIAL CONDITION

Including Independent Auditors' Report

December 31, 2006 and 2005

**(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)**

**OBERWEIS SECURITIES, INC.**

TABLE OF CONTENTS


Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Board of Directors
Oberweis Securities, Inc.
Lisle, Illinois

We have audited the accompanying statements of financial condition of Oberweis Securities, Inc. as of December 31, 2006 and 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Oberweis Securities, Inc. as of December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Chicago, Illinois
January 25, 2007

# OBERWEIS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

***ASSETS***

| | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 3,337 | $ 41,110 |
| Receivable from clearing broker-dealer | 3,355,497 | 2,015,800 |
| Receivable from investment company | 138,259 | 56,697 |
| Securities owned | 7,866,748 | 6,758,263 |
| Deposits with clearing organization | 195,300 | 132,860 |
| Notes receivable | 4,726 | 9,451 |
| Interest receivable | 146,812 | 103,971 |
| Due from related party | 96,173 | 2,235 |
| Prepaid income taxes | 5,484 | 24,313 |
| Deferred income taxes | 1,310 | 10,661 |
| **TOTAL ASSETS** | $ 11,813,646 | $9,155,361 |

***LIABILITIES AND STOCKHOLDERS' EQUITY***

| | 2006 | 2005 |
|---|---|---|
| **LIABILITIES** | | |
| Payable to clearing broker-dealer | $ 9,911,106 | $7,397,294 |
| Accrued commissions | 61,671 | 64,491 |
| Accrued income taxes | 3,966 | - |
| Accrued expenses and other liabilities | 640,713 | 537,202 |
| Total Liabilities | 10,617,456 | 7,998,987 |
| **STOCKHOLDERS' EQUITY** | 1,196,190 | 1,156,374 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 11,813,646 | $9,155,361 |

See notes to statements of financial condition.

**NOTE 1 - Nature of Operations**

Oberweis Securities, Inc. (the "Company") is an introducing broker in the securities industry. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). All customer transactions are executed and cleared through another registered securities broker on a fully disclosed basis. As an introducing broker, the Company conducts a general securities business, which includes stocks, bonds, municipals, options, mutual funds, variable contracts, private placements, selling group participation and "best efforts" or firm commitment underwritings, and effects transactions for its own investment account. The Company also sponsors, distributes, offers, and sells affiliated mutual funds with all mutual fund shares offered on an application-way basis or processed through its clearing broker.

**NOTE 2 - Summary of Significant Accounting Policies**

*Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and short-term investments with maturities of three months or less at the date of acquisition.

*Securities Transactions*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company, when present, are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the balance sheets.

Marketable securities are valued at market value.

*Deferred Income Taxes*

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The principal sources of temporary differences result from certain commission and compensation expenses; thus, all deferred taxes are current assets.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## OBERWEIS SECURITIES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

**NOTE 2 - Summary of Significant Accounting Policies (cont.)**

*Reclassification*

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. Such reclassifications had no effect on reported income.

**NOTE 3 - Marketable Securities**

The Company holds for its own investment account various fixed income securities. The cost and unrealized gain as of December 31, 2006 and 2005 are as follows:

| | 2006 | 2005 |
|---|---|---|
| Cost | $ 7,845,427 | $ 6,719,779 |
| Unrealized gain | 21,321 | 38,484 |
| Total market value | 7,866,748 | 6,758,263 |
| Add - receivable from clearing broker-dealer | 3,353,441 | 1,951,410 |
| Less - margin account indebtedness | (9,911,106) | (7,397,294) |
| Marketable securities, net | $ 1,309,083 | $ 1,312,379 |

**NOTE 4 - Liabilities Subordinated to Claims of General Creditors**

Effective November 1, 1999, the Company entered into an interest bearing subordinated loan agreement for $50,000, which was approved by the NASD. The borrowings under this agreement were in the form of a secured demand note collateralized by marketable securities. The subordinated loan agreement expired on December 31, 2005, and the loan was repaid.

**NOTE 5 - Common Stock**

On February 28, 2005, the Company repurchased twenty-five shares of stock from a stockholder. The Company repurchased five additional shares on June 30, 2005. Finally, the Company repurchased six additional shares on September 30, 2005. The total price paid for these shares was $81,605. All repurchased shares were retired.

On July 1, 2006, the Company sold five shares of stock to an individual for $12,314.

## OBERWEIS SECURITIES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

### NOTE 6 - Retirement Plan

The Company sponsors a SIMPLE-IRA retirement plan covering substantially all employees. The SIMPLE-IRA plan provides for employee contributions and an employer matching contribution, which amounts to the lesser of 3% of employee contributions or the IRC Section 402(g) limits for the year, at the discretion of management. The employer match contribution associated with this plan and included in the financial statements for 2006 and 2005 was $72,998 and $81,203, respectively.

### NOTE 7 - Related Parties

The Company has an expense sharing agreement with Oberweis Asset Management, Inc. ("OAM"), a related party, that requires the Company to recognize its allocable portion of certain overhead and operating expenses. Additionally, in connection with the distribution and promotion of affiliated mutual funds, the Company received fees from OAM for services rendered.

The amount received by the Company under the expense sharing agreement for the years ended December 31, 2006 and 2005 totaled $383,772 and $1,180,168, respectively.

The Company sponsors The Oberweis Funds and receives distribution fees for services rendered. During 2006 and 2005, fees earned were $1,154,908 and $554,589, respectively. As of December 31, 2006 and 2005, amounts due to the Company relating to these fees were $138,259 and $56,697, respectively.

### NOTE 8 - Operating Leases

On June 1, 2005, OAM entered into an agreement to lease an office facility. The Company occupies thirty percent of the office space; the base rent is approximately $5,000 on a month to month leasing agreement. The Company is also responsible for a portion of the maintenance, taxes, and insurance.

### NOTE 9 - Stockholder Agreement

The transfer of the Company's shares is restricted by a stockholder agreement dated November 17, 2004.

### NOTE 10 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

## OBERWEIS SECURITIES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

**NOTE 11 - Commitments and Contingent Liabilities**

The Company is an introducing broker that executes and clears all transactions with and for customers on a fully-disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment for securities purchased and the delivery of securities sold by customers.

**NOTE 12 - Pending Litigation**

The Company has been named as a defendant in a lawsuit where the Company served as a participating underwriter for a corporation undergoing a secondary offering (the "Issuer"). The lawsuit claims that the Company sold and distributed to the investing public common stock of the Issuer pursuant to a false and misleading registration statement and prospectus. The United States Court of Appeals for the Third Circuit has overturned a portion of the Company's motion to dismiss, which was previously granted by the lower court in its entirety. The Company intends to vigorously defend itself in this lawsuit and believes the lawsuit to be without merit.

The Company received a "Workers Compensation Insurance Coverage Notice" from the Illinois Workers' Compensation Commission. The notice requested that the Company provide proof of compliance with Section 4(a) of the Illinois Workers' Compensation Act, 803 ILCS 305/4(a). This section requires that employers provide mandatory coverage to secure their liability to pay workers' compensation benefits. It was determined that the Company did not have Workers Compensation coverage from January 1, 2000 through June 8, 2002. The Illinois Workers' Compensation Commission has the power to levy as much as a $500 a day fine for the 731 day period determined to be without coverage. The attorneys believe there is a less than 50% chance that the Company will lose the suit. However, the maximum possible loss is approximately $365,500.

**NOTE 13 - Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2006 and 2005, the Company had net capital of $481,206 and $741,337, respectively, which was $381,206 and $641,337, respectively, in excess of its minimum required net capital of $100,000. The Company's aggregate indebtedness ratio in each year was 1.46 to 1 and 0.81 to 1, respectively.

END